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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

August 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Brian Szilagyi

Re:	Monachil Credit Income Fund (the “Fund” or “Registrant”) SOX Review of 12/31/24 Form N-CSR File Number 811-23709

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video call (the “Comments”) on June 25, 2025, relating to the Form N-CSR for December 31, 2024. The Form N-CSR will be updated in response to the Staff’s Comments and an amended copy reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff notes that Item C.7.n.v of the Funds Form N-CEN indicates that the Fund did not enter into any unfunded commitment agreements under Rule 18f-4(e). However, the Staff noted that Form N-CSR indicates certain unfunded commitments. Please supplementally explain why Item C.7.n.v of the Fund’s Form N-CEN was unchecked.

Response #1

The Registrant confirms that it did not hold unfunded commitment agreements as of December 31, 2024. The commitments disclosed in the Registrant’s Form N-CSR are funded.

Comment #2

Instruction 1 to Item 13(a)(1) of Form N-CSR requires the information to be provided as of the date of filing of the report and disclosure of the date as of which the information is provided. The information has not been provided as of the date of the filing of the report. Please update this in future filings. See Inst. 1 to Item 13(a)(1) of Form N-CSR.

Response #2

The Registrant confirms that it will provide such information as of the date of the filing of the report going forward.

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

August 1, 2025

Comment #3

Regarding Form N-CSR Item 4(c), please include a sufficient description of the nature of the services comprising the tax fees disclosed in the categories of services provided by the principal accountant for the last two fiscal years.

Response #3

The Registrant notes that it engaged Tait Weller to assist in tax compliance services, specifically preparation of Federal & State income tax returns, assistance with calculation of required income, capital gain and excise distributions and preparation of Federal excise tax returns. The Registrant confirms that it will include such specificity in future reports.

Comment #4

Please include a statement that the SAI is available without charge upon request and a toll-free telephone number for shareholders to call to request the SAI. In addition, provide the address for each trustee and officer. See Item 24(4)(e) and (f) of Form N-2.

Response #4

The Registrant confirms that it will include a statement that the SAI is available without charge upon request and a toll-free telephone number for shareholders to call to request the SAI as well as the address for each trustee and officer.

Comment #5

Please describe the Fund’s accounting policy for recognizing income from residual CLO positions including any estimates made for expected maturity. See ASC 325-40. In addition, please include this policy in the notes to the financial statements.

Response #5

The Registrant confirms that it did not hold any residual CLO positions as of December 31, 2024. To the extent that residual CLO positions are held in the future, the Registrant confirms that it will fair value those positions, and that fair value will be determined by using a reasoned assessment of the price at which the position could be sold to an independent third party. The Registrant confirms that fair value procedures for such asset types will be included in the notes to future financial statements.

Comment #6

The Fund has significant loan investments. Please confirm whether or not any of the loans are covenant-lite loans, the extent of the covenant-lite loans and if the risks are adequately disclosed in the prospectus. If the Fund holds a significant amount of covenant-lite loans, please revise your principal risks to disclose the heightened risk associated with covenant-lite loans.

Response #6

The Registrant confirms that, as of December 31, 2024, and currently, the Fund does not have any direct holdings of covenant-lite loans and has only minimal indirect exposure to such loans. Accordingly, the Registrant believes that its current disclosure in its prospectus adequately discloses the risks associated with such investments.

August 1, 2025

Comment #7

If the Fund has significant investments in bank loans and the Fund received consent fees, upfront origination fees and/or amendment fee income from such loans, which is different than interest income, ensure that such income amounts are disclosed appropriately in the notes to the financial statements along with the policy to recognize such income in accordance with applicable GAAP standards.

Response #7

The Registrant confirms that it will outline its GAAP compliant accounting policy in future financial statements.

Comment #8

The title of the individual signing the certifications contained in Form N-CSR does not specifically include the title of Principal Executive Officer. Please confirm in correspondence that the individual who signs this certification provided with the filing is the Principal Executive Officer and, going forward, please confirm that such title will be included in the signed certification.

Response #8

The Registrant confirms that Ali Meli, the individual who signed the certification provided with the N-CSR, is the Principal Executive Officer of the Registrant and that going forward, such title will be included in the signed certification.

Comment #9

The Staff notes the amendments in ASU 2023-07 titled Segment Reporting are effective for fiscal years beginning after December 15, 2023. Please explain why the required disclosures of ASC 280, which is called Segment Reporting, were not made by the Fund it its December 31, 2024 Form N-CSR, and please represent in correspondence that the required disclosures will be made in future reports.

Response #9

The Registrant notes that Note 15 – Recent Accounting Pronouncements, in the financial statements was included to describe the requirements under ASU 2023-07, Segment Reporting (Topic 280) and the benefit to the reader of such disclosure. The Registrant confirm s that subsequent financial statements will include disclosures that meet these criteria.

August 1, 2025

Comment #10

Please confirm whether the unfunded commitments listed in note 11 of the Notes to Consolidated Financial Statements are fair valued and whether the Fund recorded unrealized gain or loss on the unfunded commitment. Going forward please include these disclosures in the financial statements. See Jan. 2006 AICPA Expert Panel Minutes.

Response #10

The Registrant confirms that the commitments listed in note 11 of the Notes to Consolidated Financial Statements were fair valued and it recorded unrealized gain/loss on the commitment. As noted in the response to Comment #1 above, the Registrant notes that the commitment is funded. The Registrant confirms that, going forward, it include these disclosures in the financial statements.

Comment #11

In future financial statements, please disclose and discuss with more specificity the reasons for the transfers into and out of Level 3. See ASC 820-10-50-2(c)(3).

Response #11

The Registrant notes that the transfers into Level 3 represented the acquisition of a position that was categorized as Level 3 at the time of purchase. The movement out of Level 3 represents two positions which paid down in full during the course of 2024.

The Registrant confirms it will disclose and discuss transfers into and out of Level 3 with specificity going forward.

Comment #12

Note 1(a) of the Notes to Consolidated Financial Statements excludes the Fund’s Consolidated Statements of Cash Flows from the list of consolidated schedules and statements which include the accounts of the subsidiary. Please confirm whether the accounts of the subsidiary are included in the Consolidated Statement of Cash Flows of the Fund or provide an explanation for excluding the accounts of the subsidiary from the Consolidated Statement of Cash Flows of the Fund.

Response #12

The Registrant confirms that the account of its subsidiary is included in the Consolidated Statement of Cash Flows of the Fund.

August 1, 2025

Comment #13

Accounts payable, which is a line item on the balance sheet, and other accrued expenses, another line on the balance sheet, appear to be significant. Please confirm that any material categories, in these categories, have been stated separately. See Reg. S-X 6-04.

Response #13

The Registrant confirms that for accounts identified as Accounts Payable and Accrued Expenses, any material categories within these categories have been stated separately.

Comment #14

Miscellaneous Expenses appear to be significant. Please confirm that any categories of Miscellaneous Expenses that exceed 5% of total expenses have been separately identified in accordance with Reg. S-X 6-07.2.b.

Response #14

The Registrant confirms that any categories of Miscellaneous Expenses that exceeded 5% of total expenses have been separately identified in accordance with Reg. S-X 6-07 2.b.

Comment #15

The Form N-CSR filing was completed using a previous version of Form N-CSR that does not include a reference to Item 4.i and Item 4.j. Please indicate in your correspondence (i) any applicable disclosure pursuant to Item 4.i. and Item 4.j relating to the Registrant, and (ii) please confirm that going forward, the Registrant will use a current version of Form N-CSR.

Response #15

The Registrant confirms that its responses to Items 4.i and 4.j are in each case “Not applicable.” The Registrant further confirms that it will use current version of Form N-CSR going forward for future filings.

Comment #16

The Staff notes that the Fund’s Form N-CEN Item C.7(n)(i) indicates that the Fund is excepted from the Rule 18f-4 program requirements and limits on Fund leverage risks under Rule 18f-4(c)(4). However, the Fund appears to have derivative exposure of more than 10% of its net assets. Please explain how the Fund is a limited derivatives user, and if the Fund has a limited derivatives user exception, please confirm that the Fund adopted and implemented written policies and procedures reasonably designed to manage the Fund’s derivatives risk. If the Fund is not excepted from the rule as a limited derivatives user, please supplementally confirm pursuant to Rule 18f-4 under the Act, that the Fund met the following requirements:

a.     Adopted a written derivatives risk management program containing risk guidelines and requiring stress testing, back testing, internal reporting and escalation and program review.

b.    Imposed an outer limit on fund leverage risks based either on the relative or absolute value at risk test, comparing the Fund’s VaR to the VaR of a “designated reference portfolio” for the Fund

c.     Designated a derivatives risk manager that reports directly to the Fund’s Board.

August 1, 2025

Response #16

The Registrant confirms that it is a limited derivative user and is compliant with the requirements of Rule 18f-4.

Of the Fund’s $4.021 million of derivative exposure in the form of a short position on the Ibnoxx Ishares futures contract, the Registrant notes that this contract follows the performance of a basket of fixed rate high yield bonds (see https://www.markit.com/Company/Files/DownloadFiles?CMSID=5ba7a39a658845749b685268a3c58828).

The Registrant notes that this short position is an offsetting interest rate hedge for the Fund’s holdings in fixed rate loans of Capsource Ventures, which had a principal amount of $5,876,529, and has similar mechanical characteristics to high yield bonds.

Rule 18-f(c)(4) allows excluding any currency or interest rate derivative transactions that a fund enters into for hedging purposes, provided that the notional amounts of such derivative transactions do not exceed the value of the hedged investments (or the par value thereof in case of fixed-income investments, or principal amount, in case of borrowing) by more than 10%.

Given this, the Registrant believes that it remains a limited derivative user. Additionally, the Registrant confirms that it has adopted and implemented written policies and procedures reasonably designed to manage the Fund’s derivatives risk.

Comment #17

The Staff noted that Item B.23 of Form N-CEN was checked “yes,” however, the Staff did not find a written statement pursuant to Section 19(a) of 1940 of the Investment Company Act of 1940 on the Fund’s website. Please explain how the Registrant complied with the requirements of Section 19(a) as it relates to the payment of any dividend or any distribution made in the nature of a dividend payment that is required to be accompanied by a written statement pursuant to Sec. 19(a) during the fiscal year ended December 31, 2024. See Sec. 19(a), Rule 19a-1 and Investment Management Dear CFO Letter 2019-02

Response #17

The Registrant notes that Item B.23 of Form N-CEN was inadvertently checked “yes” by the Fund’s administrator and should have been marked as “no.” The Registrant confirms that this item will be correctly marked going forward.

Comment #18

Please provide as a percent of the Fund’s total assets as of Dec. 31, 2024, the amount of the Fund’s investment in each controlled foreign corporation (“CFC”). If more than 25% of the value the Fund’s total assets is invested in the securities of one issuer, please describe the process the Fund uses to determine if it is in compliance with IRS diversification rules regarding qualifications as a RIC for tax purposes and if the Fund is in compliance as of the Fund’s most recent taxable year end. See IRC Sec. 851-B.3.b.

Response #18

The Registrant notes that as of December 31, 2024, less than 1% of the Fund’s total assets were invested in its sole subsidiary.

***

August 1, 2025

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum
David J. Baum